Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,053 Registration Statement Nos. 333-221595; 333-221595-01 Dated October 4, 2018 Filed pursuant to Rule 433

Structured Investments

Dual Directional Trigger PLUS Based on the Value of the Worst Performing of the S&P 500® Index and the Russell 2000® Index due November 4, 2021

This document provides a summary of the terms of the Trigger PLUS offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS

Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	November 4, 2021
Underlying indices:	S&P 500® Index (the “SPX Index”) and Russell 2000® Index (the “RTY Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Valuation date:	November 1, 2021, subject to adjustment for non-index business days and certain market disruption events
Payment at maturity:

If the final index value of each underlying index is greater than its respective initial index value,

$1,000 + ($1,000 × leverage factor × index percent change of the worst performing underlying index)

If the final index value of either underlying index is less than or equal to its respective initial index value but the final index value of each underlying index is greater than or equal to its respective trigger level,

$1,000 + ($1,000 × absolute index return of the worst performing underlying index)

If the final index value of either underlying index is less than its respective trigger level,

$1,000 × index performance factor of the worst performing underlying index

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000, and will represent a loss of at least 30%, and possibly all, of your investment.

Leverage factor:	At least 105%. The actual leverage factor will be determined on the pricing date.
Index percent change:	With respect to each underlying index, (final index value – initial index value) / initial index value
Absolute index return:	The absolute value of the index percent change. For example, a -5% index percent change will result in a +5% absolute index return.
Worst performing underlying index:	The underlying index with the lesser index percent change
Index performance factor	With respect to each underlying index, final index value / initial index value
Initial index value:	With respect to the SPX Index, the index closing value of such index on the pricing date With respect to the RTY Index, the index closing value of such index on the pricing date
Final index value:	With respect to each underlying index, the index closing value of such index on the valuation date
Trigger level:	With respect to the SPX Index, 70% of the initial index value of such index With respect to the RTY Index, 70% of the initial index value of such index
Stated principal amount:	$1,000 per Trigger PLUS
Pricing date:	October 31, 2018
Original issue date:	November 5, 2018 (3 business days after the pricing date)
CUSIP / ISIN:	61768DGH2 / US61768DGH26
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $976.30 per Trigger PLUS, or within $22.50 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Dual Directional Trigger PLUS, or “Trigger PLUS,” are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The Trigger PLUS will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying preliminary terms, product supplement for PLUS, index supplement and prospectus. The payment at maturity on the Trigger PLUS will be based on the value of the worst performing of the S&P 500® Index and the Russell 2000® Index, which we refer to as the underlying indices. At maturity, if the final index value of each underlying index is greater than its respective initial index value, investors will receive the stated principal amount of their investment plus leveraged upside performance of the worst performing underlying index. If the final index value of either underlying index is less than or equal to its respective initial index value but the final index value of each underlying index is greater than or equal to its respective trigger level, investors will receive the stated principal amount of their investment plus an unleveraged positive return based on the absolute value of the performance of the worst performing underlying index, which will be effectively limited to a 30% return. However, if the final index value of either underlying index is less than its respective trigger level, investors will be negatively exposed to the full decline in the worst performing underlying index and will lose 1% of the stated principal amount for every 1% of decline in the worst performing underlying index, without any buffer. Because the payment at maturity of the Trigger PLUS is based on the worst performing of the underlying indices, a decline in either underlying index beyond its respective trigger level will result in a significant loss of your investment even if the other underlying index has appreciated or has not declined as much. The Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal, risk exposure to the worst performing of two underlying indices and forgo current income in exchange for the leverage and absolute return features that in each case apply to a limited range of performance of the worst performing underlying index. The Trigger PLUS are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

The Trigger PLUS differ from the PLUS described in the accompanying product supplement for PLUS in that the Trigger PLUS offer the potential for a positive return at maturity if the worst performing underlying index depreciates by no more than 30%. The Trigger PLUS are not the Buffered PLUS described in the accompanying product supplement for PLUS. Unlike the Buffered PLUS, the Trigger PLUS do not provide any protection if the worst performing underlying index depreciates by more than 30%.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These Trigger PLUS are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the Trigger PLUS involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

http://www.sec.gov/Archives/edgar/data/895421/000095010318011447/dp96257_fwp-ps1053.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The Trigger PLUS do not pay interest or guarantee the return of any principal.

•	You are exposed to the price risk of both underlying indices.

•	Because the Trigger PLUS are linked to the performance of the worst performing underlying index, you are exposed to greater risk of sustaining a significant loss on your investment than if the Trigger PLUS were linked to just one underlying index.

•	The market price will be influenced by many unpredictable factors.

•	The Trigger PLUS are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Trigger PLUS.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The Trigger PLUS are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	The amount payable on the Trigger PLUS is not linked to the values of the underlying indices at any time other than the valuation date.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the Trigger PLUS is not linked to the value of the underlying index at any time other than the valuation date.

•	Investing in the Trigger PLUS is not equivalent to investing in either underlying index.

•	Adjustments to the underlying indices could adversely affect the value of the Trigger PLUS.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Trigger PLUS in the original issue price reduce the economic terms of the Trigger PLUS, cause the estimated value of the Trigger PLUS to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the Trigger PLUS is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The Trigger PLUS will not be listed on any securities exchange and secondary trading may be limited.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the Trigger PLUS.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the Trigger PLUS.

•	The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Trigger PLUS– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Trigger PLUS, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the Trigger PLUS. The following examples are for illustrative purposes only. The actual initial index value and trigger level for each underlying index will be determined on the pricing date. Any payment at maturity on the Trigger PLUS is subject to our credit risk. The below examples are based on the following terms:

Stated principal amount:	$1,000 per Trigger PLUS
Hypothetical leverage factor:	105%. The actual leverage factor will be determined on the pricing date.
Hypothetical initial index value:	With respect to the SPX Index: 2,800 With respect to the RTY Index: 1,650
Hypothetical trigger level:	With respect to the SPX Index: 1,960 With respect to the RTY Index: 1,155

EXAMPLE 1: The final index value of each underlying index is greater than its respective initial index value.

Final index value		SPX Index: 3,080
RTY Index: 2,310
Index percent change		SPX Index: (3,080 – 2,800) / 2,800 = 10% RTY Index: (2,310 – 1,650) / 1,650 = 40%
Payment at maturity	=	$1,000 + ($1,000 × leverage factor × index percent change of the worst performing underlying index),
	=	$1,000 + ($1,000 × 105% × 10%)
	=	$1,105.00

In example 1, the final index values of both the SPX Index and the RTY Index are greater than their initial index values. The SPX Index has appreciated by 10% while the RTY Index has appreciated by 40%. Therefore, investors receive at maturity the stated principal amount plus 105% of the appreciation of the worst performing underlying index, which is the SPX Index in this example. Investors receive $1,105.00 per Trigger PLUS at maturity.

EXAMPLE 2: The final index value of one underlying index is greater than its respective initial index value while the final index value of the other underlying index is less than its respective initial index value but greater than its respective trigger level.

Final index value		SPX Index: 3,920
RTY Index: 1,402.50
Index percent change		SPX Index: (3,920 – 2,800) / 2,800 = 40% RTY Index: (1,402.50 – 1,650) / 1,650 = -15%
Payment at maturity	=	$1,000 + ($1,000 × absolute index return of the worst performing underlying index)
	=	$1,000 + ($1,000 × 15%)
	=	$1,150

In example 2, the final index value of the SPX Index is greater than its respective initial value, while the final index value of the RTY Index is less than its respective initial index value but greater than its respective trigger level. While the SPX Index has appreciated by 40%, the RTY index has declined by 15%. Therefore, investors receive at maturity the stated principal amount plus the absolute value of the performance of the worst performing underlying index, which is the RTY Index in this example. Investors receive $1,150 per Trigger PLUS at maturity. In this example, investors receive a positive return even though one of the underlying indices declined in value by 15%, due to the absolute return feature of the Trigger PLUS and because neither underlying index declined beyond its respective trigger level.

EXAMPLE 3: The final index value of one underlying index is greater than its respective initial index value while the final index value of the other underlying index is less than its respective initial index value and trigger level.

Final index value	SPX Index: 3,080
RTY Index: 825

Index percent change		SPX Index: (3,080 – 2,800) / 2,800 = 10% RTY Index: (825 – 1,650) / 1,650 = -50%
Index performance factor		SPX Index: 3,080 / 2,800 = 110% RTY Index: 825 / 1,650 = 50%
Payment at maturity	=	$1,000 × index performance factor of the worst performing underlying index
	=	$1,000 × 50%
	=	$500

In example 3, the final index value of the SPX Index is greater than its respective initial value, while the final index value of the RTY Index is less than its respective initial index value and trigger level. While the SPX Index has appreciated by 10%, the RTY index has declined by 50%. Therefore, investors are exposed to the negative performance of the RTY Index, which is the worst performing underlying index in this example, and receive a payment at maturity of $500. In this example, investors are exposed to the negative performance of the worst performing underlying index even though the other underlying index has appreciated in value by 10%, because the final index value of each index is not greater than or equal to its respective trigger level.

EXAMPLE 4: The final index value of each underlying index is less than its respective initial index value but is greater than its respective trigger level.

Final index value		SPX Index: 2,380
RTY Index: 1,386
Index percent change		SPX Index: (2,380 – 2,800) / 2,800 = -15% RTY Index: (1,386 – 1,650) / 1,650 = -16%
Payment at maturity	=	$1,000 + ($1,000 × absolute index return of the worst performing underlying index)
	=	$1,000 + ($1,000 × 16%)
	=	$1,160

In example 4, the final index value of each underlying index is less than its respective initial index value but is greater than its respective trigger level. The SPX index has declined by 15% while the RTY Index has declined by 16%. Therefore, investors receive at maturity the stated principal amount plus the absolute value of the performance of the worst performing underlying index, which is the RTY Index in this example. Investors receive $1,160 per Trigger PLUS at maturity.

EXAMPLE 5: The final index value of each underlying index is less than its respective trigger level.

Final index value		SPX Index: 840
RTY Index: 660
Index percent change		SPX Index: (840 – 2,800) / 2,800 = -70% RTY Index: (660 – 1,650) / 1,650 = -60%
Index performance factor		SPX Index: 840 / 2,800 = 30% RTY Index: 660 / 1,650 = 40%
Payment at maturity	=	$1,000 × (index performance factor of the worst performing underlying index)
	=	$1,000 × 30%
	=	$300

In example 5, the final index values of both the SPX Index and the RTY Index are less than their respective trigger levels. The SPX index has declined by 70% while the RTY Index has declined by 60%. Therefore, investors are exposed to the negative performance of the SPX Index, which is the worst performing underlying index in this example, and receive a payment at maturity of $300.

Because the payment at maturity of the Trigger PLUS is based on the worst performing of the underlying indices, a decline in either underlying index beyond its respective trigger level will result in a significant loss of your investment even if the other underlying index has appreciated or has not declined as much.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2013 through September 28, 2018. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2013 to September 28, 2018

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2013 through September 28, 2018. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2013 to September 28, 2018